Pembina Pipeline Corporation Reports Results for the Third Quarter 2024 and Updates Full Year Guidance
All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); adjusted cash flow from operating activities; adjusted cash flow from operating activities per common share; and proportionately consolidated debt-to-adjusted EBITDA. For more information see "Non-GAAP and Other Financial Measures" herein.
CALGARY, AB, November 5, 2024 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the third quarter of 2024.
Highlights
•Quarterly Results - reported quarterly earnings of $385 million, quarterly adjusted EBITDA of $1,019 million, and quarterly adjusted cash flow from operating activities of $724 million.
•Guidance - 2024 adjusted EBITDA guidance range has been narrowed to $4.225 billion to $4.325 billion (previously $4.2 billion to $4.35 billion).
•Recent Business Updates - developments during and following the third quarter included:
◦Effective August 1, 2024, Pembina acquired a 14.6 percent interest in Aux Sable's U.S. operations thereby fully consolidating ownership of all Aux Sable assets.
◦Pembina Gas Infrastructure Inc. ("PGI") announced a $420 million (gross) transaction (the "Whitecap Transaction") with Whitecap Resources Inc. ("Whitecap"), including the acquisition of a 50 percent interest in Whitecap's Kaybob Complex and an obligation to fund future infrastructure development. PGI also entered into agreements with Veren Inc. and certain affiliates thereof ("Veren") that include the $400 million (gross) acquisition of Veren’s Gold Creek and Karr area oil batteries and support for future infrastructure development. Further to the agreement with Veren, PGI and Veren are progressing a new battery facility and associated pipelines in the Gold Creek area.
•Common Share Dividend Declared - the board of directors declared a common share cash dividend for the fourth quarter of 2024 of $0.69 per share to be paid, subject to applicable law, on December 31, 2024, to shareholders of record on December 16, 2024.
•Strong Balance Sheet - at September 30, 2024, the ratio of proportionately consolidated debt-to-adjusted EBITDA on a trailing twelve-month basis was 3.6 times, at the low end of the Company's targeted range and reflecting only two quarters of contribution from the Alliance/Aux Sable Acquisition.

Financial and Operational Overview

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except where noted)	2024	2023	2024	2023
Revenue(1)	1,844	1,455	5,239	4,495
Net revenue(1)(2)	1,259	989	3,393	2,831
Gross profit	747	659	2,292	1,990
Adjusted EBITDA(2)	1,019	1,021	3,154	2,791
Earnings	385	346	1,302	1,078
Earnings per common share – basic (dollars)	0.60	0.58	2.08	1.79
Earnings per common share – diluted (dollars)	0.60	0.57	2.08	1.78
Cash flow from operating activities	922	644	2,312	1,755
Cash flow from operating activities per common share – basic (dollars)	1.59	1.17	4.06	3.19
Adjusted cash flow from operating activities(2)	724	659	2,343	1,899
Adjusted cash flow from operating activities per common share – basic (dollars)(2)	1.25	1.20	4.11	3.45
Capital expenditures	262	169	713	429
(1)    Comparative 2023 period has been adjusted. See "Accounting Policies & Estimates - Change in Accounting Policies" in Pembina's Management's Discussion and Analysis dated November 5, 2024 for the three and nine months ended September 30, 2024 and Note 2 to the Interim Financial Statements for the three and nine months ended September 30, 2024.
(2)    Refer to "Non-GAAP and Other Financial Measures".
Financial and Operational Overview by Division

	3 Months Ended September 30						9 Months Ended September 30
	2024			2023			2024			2023
($ millions, except where noted)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)
Pipelines	2,738	433	593	2,595	437	591	2,684	1,373	1,847	2,500	1,163	1,617
Facilities	810	131	324	803	179	319	823	489	974	757	467	889
Marketing & New Ventures	344	125	159	255	(4)	159	319	324	490	261	231	424
Corporate	—	(215)	(57)	—	(170)	(48)	—	(1,210)	(157)	—	(487)	(139)
Income tax expense/recovery	—	(89)	—	—	(96)	—	—	326	—	—	(296)	—
Total		385	1,019		346	1,021		1,302	3,154		1,078	2,791
(1)    Volumes for the Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes for Marketing & New Ventures are marketed crude and NGL volumes.
(2)    Refer to "Non-GAAP and Other Financial Measures".
For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2023, and Pembina's Management's Discussion and Analysis dated November 5, 2024 for the three and nine months ended September 30, 2024, filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

a

Financial & Operational Highlights
Adjusted EBITDA
Change in Third Quarter Adjusted EBITDA ($ millions)(1)(2)

(1)    Refer to "Non-GAAP and Other Financial Measures".
(2)    Comparative 2023 period has been adjusted. See "Accounting Policies & Estimates - Change in Accounting Policies" in Pembina's Management's Discussion and Analysis dated November 5, 2024 for the three and nine months ended September 30, 2024 and Note 2 to the Interim Financial Statements for the three and nine months ended September 30, 2024.

Pembina reported third quarter adjusted EBITDA of $1,019 million, consistent with the same period in the prior year. As discussed further below, the positive impacts of increased ownership of Alliance and Aux Sable combined with growing volumes on certain systems, and higher natural gas liquids ("NGL") margins, were offset predominantly by the impacts of lower recontracted tolls and lower volumes on Cochin Pipeline ($44 million), the earlier recognition of deferred take-or-pay revenue in the first half of 2024 compared to the prior period ($15 million), lower realized gains on derivatives ($21 million) and certain other one-time items, including an unplanned outage at Aux Sable in the current period ($13 million), and a gain on the recognition of a finance lease in the prior period ($16 million).
Pipelines reported adjusted EBITDA of $593 million for the third quarter, consistent with the same period in the prior year, reflecting the net impact of the following factors:
•higher contribution from Alliance due to increased ownership following the Alliance/Aux Sable Acquisition;
•higher contribution from Alliance due to higher demand on seasonal contracts;
•the reactivation of the Nipisi Pipeline in late 2023;
•lower contribution from Cochin Pipeline due to lower tolls on new long-term contracts, which replaced contracts that expired in mid-July 2024 ($21 million); lower volumes resulting from a contracting gap from mid-July to August 1 associated with the return of linefill to certain customers; lower interruptible demand resulting from a narrower condensate price differential between western Canada and the U.S. Gulf Coast; and higher integrity spending; and

•lower net revenue on the Peace Pipeline system due to the earlier recognition of take-or-pay deferred revenue in the first half of 2024 compared to 2023, which more than offset higher contracted volumes.
Facilities reported adjusted EBITDA of $324 million for the third quarter, representing a $5 million or two percent increase over the same period in the prior year, reflecting the net impact of the following factors:
•the inclusion within Facilities of adjusted EBITDA from Aux Sable following the Alliance/Aux Sable Acquisition; and
•a gain on the recognition of a finance lease in the third quarter of 2023.
Marketing & New Ventures reported adjusted EBITDA of $159 million for the third quarter, consistent with the same period in the prior year, reflecting the net impact of the following factors:
•higher net revenue from contracts with customers due to increased ownership interest in Aux Sable following the Alliance/Aux Sable Acquisition;
•higher NGL margins;
•the impact of a nine-day unplanned outage at Aux Sable; and
•lower realized gains on commodity-related derivatives.
Corporate reported adjusted EBITDA of negative $57 million for the third quarter, representing a $9 million or 19 percent decrease compared to the same period in the prior year, primarily reflecting higher long-term incentive costs driven by Pembina's share price performance, partially offset by lower consulting fees.
Earnings
Change in Third Quarter Earnings ($ millions)

Pembina reported third quarter earnings of $385 million, representing a $39 million or eleven percent increase over the same period in the prior year.

Pipelines had earnings in the third quarter of $433 million, representing a $4 million or one percent decrease over the prior period. The decrease was primarily due to the same factors impacting adjusted EBITDA, as noted above, as well as higher depreciation and amortization expense largely due to the Alliance/Aux Sable Acquisition.
Facilities had earnings in the third quarter of $131 million, representing a $48 million or 27 percent decrease over the prior period. In addition to the factors impacting adjusted EBITDA, as noted above, the decrease was due to unrealized losses recognized by PGI on interest rate derivative financial instruments compared to gains in the third quarter of 2023, and higher depreciation and amortization expense largely due to the Alliance/Aux Sable Acquisition.
Marketing & New Ventures had earnings in the third quarter of $125 million, representing a $129 million increase over the prior period. In addition to the factors impacting adjusted EBITDA, as noted above, the increase was due to unrealized gains on NGL-based derivatives and crude-oil based derivatives compared to losses in the third quarter of 2023, larger unrealized losses on power purchase agreements, unrealized losses on interest rate derivative financial instruments recognized by Cedar LNG Partners LP ("Cedar LNG") and a cost recovery related to a storage insurance settlement.
In addition to the factors impacting adjusted EBITDA in the Corporate segment, as noted above, the change in third quarter earnings compared to the prior period was primarily due to higher net finance costs, primarily as a result of additional debt associated with the Alliance/Aux Sable Acquisition.
Cash Flow From Operating Activities
Cash flow from operating activities of $922 million for the third quarter represents a 43 percent increase over the same period in the prior year. The increase was primarily driven by higher operating results, as discussed above, the change in non-cash working capital, an increase in payments collected through contract liabilities, and lower taxes paid, partially offset by lower distributions from equity accounted investees and higher net interest paid.
On a per share (basic) basis, cash flow from operating activities was $1.59 per share for the third quarter, representing an increase of 36 percent compared to the same period in the prior year, due to the same factors, as well as additional common shares issued in connection with the Alliance/Aux Sable Acquisition financing.
Adjusted Cash Flow From Operating Activities
Adjusted cash flow from operating activities of $724 million for the third quarter represents a ten percent increase over the same period in the prior year. The increase was primarily driven by the same items impacting cash flow from operating activities, discussed above, excluding the change in non-cash working capital and taxes paid, as well as lower current income tax expense, partially offset by higher accrued share-based payment expense.
On a per share (basic) basis, adjusted cash flow from operating activities was $1.25 per share for the third quarter representing a four percent increase over the same period in the prior year, due to the same factors, as well as additional common shares issued in connection with the Alliance/Aux Sable Acquisition financing.

Volumes
Pipelines volumes of 2,738 mboe/d in the third quarter represent a six percent increase compared to the same period in the prior year. The increase was primarily due to the increased ownership interest in Alliance and the reactivation of the Nipisi Pipeline. These factors were partially offset by lower volumes on the Peace Pipeline system, Cochin Pipeline, and the Drayton Valley Pipeline. Lower volumes on the Peace Pipeline system were a result of the earlier recognition of take-or-pay deferred revenue in the first half of 2024, compared to the first half of 2023, which more than offset higher contracted volumes. Lower volumes on the Cochin Pipeline were largely due to a contracting gap from mid-July to August 1 associated with the return of linefill to certain customers, and lower interruptible demand during the quarter resulting from a narrower condensate price differential between western Canada and the U.S. Gulf Coast.
Facilities volumes of 810 mboe/d in the third quarter represent a one percent increase compared to the same period in the prior year. The increase was primarily due to the recognition of Aux Sable volumes following the Alliance/Aux Sable Acquisition; lower volumes at the Redwater Complex and at Younger due to planned outages and a rail strike impacting the Redwater Complex resulting in volume curtailments; and lower volumes on certain PGI assets due to the earlier recognition of take-or-pay deferred revenue in the first half of 2024, which more than offset higher PGI interruptible volumes.
In Marketing & New Ventures, crude oil sales volumes of 117 mboe/d in the third quarter represent a 31 percent increase compared to the same period in the prior year, primarily due to higher blending opportunities due to favourable price differentials. NGL sales volumes of 227 mboe/d in the third quarter represent a 37 percent increase compared to the same period in the prior year, primarily due to higher ethane, propane, and butane sales as a result of the increased ownership interest in Aux Sable.
Executive Overview
Following solid third quarter results, and based on the outlook for the remainder of 2024, Pembina is poised to deliver a record financial year reflecting the positive impact of recent acquisitions, growing volumes in the Western Canadian Sedimentary Basin ("WCSB"), and a strong contribution from the marketing business.
Pembina has narrowed its 2024 adjusted EBITDA guidance range to $4.225 billion to $4.325 billion (previously $4.2 billion to $4.35 billion). Pembina is currently trending towards the mid-point of the guidance range based on prevailing forward commodity prices and the outlook for fourth quarter volumes.
Year-to-date, conventional pipeline volumes have been modestly impacted by various Pembina and third-party outages and lower than expected interruptible volumes on certain systems, leading to slightly lower volume growth in 2024 than originally anticipated. However, the broader outlook for growth in the WCSB, and Pembina's business, remains strong and the revised guidance is based on an expectation for the fourth quarter of higher interruptible volumes on certain systems and the impact of new contracts.

At September 30, 2024, the ratio of proportionately consolidated debt-to-adjusted EBITDA on a trailing twelve-month basis was 3.6 times, at the low end of the Company's targeted range, and reflecting only two quarters of contribution from the Alliance/Aux Sable Acquisition. Pembina expects to exit the year with a ratio of 3.4 to 3.6 times.
Other highlights during, and subsequent to, the third quarter included:
Aux Sable Transaction
As previously announced, effective August 1, 2024, Pembina acquired a 14.6 percent interest in Aux Sable's U.S. operations from certain subsidiaries of The Williams Companies, Inc. The Company is pleased to have fully consolidated ownership of all Aux Sable assets, thereby further simplifying corporate reporting and enhancing its ability to pursue long-term synergies.
PGI Transactions
As previously announced, during the quarter, PGI, jointly owned by Pembina and KKR, entered into two exciting transactions with growth-focused companies operating in the Montney and Duvernay.
The first was the $420 million (gross) Whitecap Transaction that included the acquisition of a 50 percent interest in Whitecap's Kaybob Complex and an obligation to fund future Lator area infrastructure development. Closing of the Whitecap Transaction is pending final regulatory approval.
In the second transaction, PGI entered into agreements with Veren that include the $400 million (gross) acquisition of Veren’s Gold Creek and Karr area oil batteries and support for future infrastructure development. We are pleased to have closed this transaction, effective October 9, 2024, and look forward to growing alongside Veren in the years to come. Subsequent to the third quarter, further to the agreement with Veren, and PGI's commitment to fund up to $300 million of future infrastructure, PGI and Veren are progressing a new battery and associated pipelines, representing more than half of the funding commitment.
Through these two transactions, we are realizing the vision set forth with the creation of PGI in 2022. PGI and Pembina have a compelling service offering and ability to provide tailored and value-added solutions to support the specific needs of our customers. PGI and Pembina have further aligned themselves with two strong growth companies, creating opportunities with attractive economics that are expected to enhance asset utilization, capture future volumes, and benefit Pembina’s full value chain.
Cedar LNG
Following the positive final investment decision last quarter with respect to the Cedar LNG Project, we reached an exciting early milestone with the start of the on-shore construction activities, including site clearing and other civil works. Detailed engineering is underway on the floating liquefied natural gas ("FLNG") facility, with the EPC contractor reporting that progress on that workstream is on track. We are looking forward to the start of construction of the FLNG facility in mid-2025.

The process to assign Pembina's capacity in Cedar LNG to a third party is ongoing. This represents the only capacity currently available for contracting from a sanctioned west coast LNG project, and as such, there is broad interest in the capacity. As a function of the interest from multiple counterparties, Pembina expects this process to extend into 2025.
Pembina occupies a strong and unique position within the Canadian energy industry. The Company's extensive asset base and integrated value chain allow it to provide a full suite of transportation and midstream services across multiple hydrocarbons – natural gas, crude oil, condensate, and NGL. In combination with a strong financial position and fully funded business model, Pembina is positioned to benefit from a robust, multi-year growth outlook for the WCSB. This growth is being driven by transformational developments that include the recent completion of the Trans Mountain Pipeline expansion, new West Coast liquefied natural gas ("LNG") and NGL export capacity, and the development of new petrochemical facilities creating significant demand for ethane and propane. Throughout the remainder of 2024 and into 2025, Pembina is focused on capitalizing on the opportunities arising from this growth and delivering long-term and sustainable value to our shareholders.
Projects and New Developments
Pipelines
•The ongoing NEBC MPS Expansion includes a new mid-point pump station, terminal upgrades, and additional storage, which will support approximately 40,000 bpd of incremental capacity on the NEBC Pipeline system. This expansion will fulfill customer demand in light of growing production volumes from northeastern British Columbia ("NEBC") and previously announced long-term midstream service agreements with three premier NEBC Montney producers. Terminal upgrades and additional storage were completed in October and the mid-point pump station is expected to be completed by the end of 2024. The NEBC MPS Expansion is trending on time and under the $90 million budget, adding to Pembina's record of strong project execution.
•On April 23, 2024, Pembina filed its project application for the Taylor to Gordondale Project (an expansion of the Pouce Coupe system) with the Canada Energy Regulator ("CER"). The CER has determined the application is complete and can proceed to the assessment phase of the regulatory process.
•Pembina continues to advance further expansions to support volume growth in NEBC, including new pipelines and terminal upgrades.
Facilities
•Pembina is constructing a new 55,000 bpd propane-plus fractionator ("RFS IV") at its existing Redwater Complex. RFS IV will leverage the design, engineering and operating best practices of the existing facilities at the Redwater Complex. The project includes additional rail loading capacity at the Redwater Complex. With the addition of RFS IV, the fractionation capacity at the Redwater Complex will total 256,000 bpd.

As previously announced, the estimated project cost has been revised to $525 million (previously $460 million), reflecting project scope changes as well as higher equipment, material and labour costs in light of Alberta construction activity. Pembina has entered into a lump-sum engineering, procurement and construction agreement for more than 70 percent of the project cost. Site clearing activities have been completed, engineering and procurement activities and site construction continued in the third quarter of 2024. RFS IV is expected to be in-service in the first half of 2026, subject to regulatory and environmental approvals.
•PGI is developing an expansion (the "Wapiti Expansion") that will increase natural gas processing capacity at the Wapiti Plant by 115 mmcf/d (gross to PGI). The Wapiti Plant is fully integrated into Pembina’s value chain and the liquids processed at the plant are transported on the Peace Pipeline system. The Wapiti Expansion is being driven by strong customer demand supported by growing Montney production and is fully underpinned by long-term, take-or-pay contracts. The Wapiti Expansion, which includes a new sales gas pipeline and other related infrastructure, is expected to cost $230 million ($140 million net to Pembina) with an estimated in-service date in the first half of 2026, subject to regulatory and environmental approval. All permits necessary to begin construction have been received.
•PGI is developing a 28 MW cogeneration facility at its K3 Plant (the "K3 Cogeneration Facility"), which is expected to cost $115 million ($70 million net to Pembina). The K3 Cogeneration Facility is expected to reduce overall operating costs by providing power and heat to the gas processing facility, while reducing customers’ exposure to power prices. The K3 Cogeneration Facility is expected to fully supply the K3 Plant's power requirements, with excess power sold to the grid at market rates. Further, through the utilization of the cogeneration waste heat and the low-emission power generated, the K3 Cogeneration Facility is expected to contribute to a reduction in annual emissions compliance costs at the K3 Plant. The K3 Cogeneration Facility is expected to be in-service in the first half of 2026, subject to regulatory and environmental approvals. The project is trending on time and on budget.
Marketing & New Ventures
•Pembina and its partner, the Haisla Nation, in June 2024 announced a positive final investment decision in respect of the Cedar LNG Project, a 3.3 million tonne per annum ("mtpa") floating LNG facility in Kitimat, British Columbia, within the traditional territory of the Haisla Nation. The Cedar LNG Project will provide a valuable outlet for WCSB natural gas to access global markets and is expected to achieve higher prices for Canadian producers and enhance global energy security. Given it will be a floating LNG facility, manufactured in the controlled conditions of a shipyard, it is expected that the Cedar LNG Project will have lower construction and execution risk. Further, powered by BC Hydro, the Cedar LNG Project is expected to be one of the lowest emissions LNG facilities in the world.
Cedar LNG has secured a 20-year take-or-pay, fixed toll contract with ARC Resources Ltd. for 1.5 mtpa of LNG. As part of the agreement, ARC Resources Ltd. will supply Cedar LNG approximately 200 million cubic feet per day of natural gas via the Coastal GasLink pipeline from its production base in the Montney. Pembina has also entered into an identical bridging agreement with Cedar LNG for 1.5 mtpa of capacity. The process to assign Pembina's capacity in Cedar LNG to a third party is ongoing and expected to extend into 2025.
The Cedar LNG Project has an estimated cost of approximately US$3.4 billion (gross), including US$2.3 billion (gross), or approximately 70 percent, for the floating LNG production unit, which is being constructed under a fixed-price, lump-sum agreement with Samsung Heavy Industries and Black & Veatch, and US$1.1 billion (gross) related to onshore infrastructure, owner’s costs, commissioning and start-up costs, financial assurances during construction, and other costs. The total Cedar LNG Project cost, including US$0.6 billion (gross) of interest during construction and transaction costs, is expected to be approximately US$4.0 billion (gross). The anticipated in-service date of the Cedar LNG Project is in late 2028. Site clearing and civil works on the marine terminal site commenced in the third quarter of 2024 and construction of the floating LNG vessel is expected to begin in mid-2025.
Third Quarter 2024 Conference Call & Webcast
Pembina will host a conference call on Wednesday, November 6, 2024, at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss results for the third quarter of 2024. The conference call dial-in numbers for Canada and the U.S. are 1-289-819-1520 or 1-800-549-8228. A recording of the conference call will be available for replay until Wednesday, November 13, 2024, at 11:59 p.m. ET. To access the replay, please dial either 1-289-819-1325 or 1-888-660-6264 and enter the password 33188 #.
A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre/Presentations & Events, or by entering:
https://events.q4inc.com/attendee/912654252 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.
Quarterly Common Share Dividend
Pembina's board of directors has declared a common share cash dividend for the fourth quarter of 2024 of $0.69 per share to be paid, subject to applicable law, on December 31, 2024, to shareholders of record on December 16, 2024. The common share dividends are designated as "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.
For shareholders receiving their common share dividends in U.S. funds, the cash dividend is expected to be approximately US$0.4966 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7197. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Quarterly dividend payments are expected to be made on the last business day of March, June, September and December to shareholders of record on the 15th day of the corresponding month, if, as and when declared by the board of directors. Should the record date fall on a weekend or on a statutory holiday, the record date will be the next succeeding business day following the weekend or statutory holiday.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for 70 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information -
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: future pipeline, processing, fractionation and storage facility and system operations and throughput levels; Pembina's strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof; expectations about current and future market conditions, industry activities and development opportunities, as well as the anticipated benefits thereof, including general market conditions outlooks and industry developments; expectations regarding future credit ratings; expectations about future demand for Pembina's infrastructure and services, including expectations in respect of customer contracts, future volume growth in the WCSB, increased utilization and future tolls and volumes; expectations relating to the development of Pembina's new projects and developments, including the Cedar LNG Project, RFS IV, the NEBC MPS Expansion, the Wapiti Expansion and the K3 Cogeneration Facility, including the timing and anticipated benefits thereof; expectations relating to the Whitecap Transaction and the impacts of the Company's acquisition of the remaining interests in Aux Sable and PGI's transaction with Veren, including expected funding and future opportunities related thereto and the anticipated benefits thereof; Pembina's updated 2024 guidance, including with respect to its updated 2024 adjusted EBITDA guidance range, and expected proportionally consolidated debt to adjusted EBITDA; statements regarding commercial discussions regarding the assignment of Pembina's contracted capacity for Cedar LNG, including the timing and outcome thereof; Pembina's future common share dividends, including the timing, amount and expected tax treatment thereof; planning, construction, locations, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, completion and in-service dates, rights, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance; and expectations regarding commercial agreements, including the expected timing and benefit thereof.
The forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; conditions to closing of the Whitecap Transaction in a timely manner, including receipt of all necessary approvals, that the Whitecap Transaction will be completed on terms consistent with management's current expectations; assumptions with respect to our intention to complete share repurchases, including the funding thereof, existing and future market conditions, including with respect to Pembina's common share trading price, and compliance with respect to applicable securities laws and regulations and stock exchange policies; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on the necessary terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contractual counterparties ; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; the ability of Pembina and Whitecap to receive all necessary approvals and satisfy all other conditions to the Whitecap Transaction on a timely basis or at all; Pembina's ability to realize the anticipated benefits of the Whitecap Transaction, its acquisition of the remaining interests in Aux Sable and PGI's transaction with Veren; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation, commodity prices, supply/demand trends and overall industry activity levels; constraints on the, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North American and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 22, 2024 for the year ended December 31, 2023 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the updated 2024 guidance contained herein on November 5, 2024. The purpose of the updated 2024 guidance is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this news release, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, adjusted EBITDA, adjusted EBITDA from equity accounted investees, adjusted cash flow from operating activities, adjusted cash flow from operating activities per common share, and proportionately consolidated debt-to-adjusted EBITDA. The non-GAAP financial measures and non-GAAP ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. Such financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, cash flow from operating activities and cash flow from operating activities per share.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures and non-GAAP ratios, including disclosure of the composition of each non-GAAP financial measure and non-GAAP ratio, an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the management's discussion and analysis of Pembina dated February 22, 2024 for the year ended December 31, 2023 (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.

Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods. The most directly comparable financial measure to net revenue that is determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures(1)		Corporate & Inter-segment Eliminations		Total(1)
($ millions)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenue	860	734	282	233	938	675	(236)	(187)	1,844	1,455
Cost of goods sold	9	6	—	—	732	594	(156)	(134)	585	466
Net revenue	851	728	282	233	206	81	(80)	(53)	1,259	989
(1)    Comparative 2023 period has been adjusted. See "Accounting Policies & Estimates - Change in Accounting Policies" in Pembina's Management's Discussion and Analysis dated November 5, 2024 for the three and nine months ended September 30, 2024 and Note 2 to the Interim Financial Statements for the three and nine months ended September 30, 2024.

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures(1)		Corporate & Inter-segment Eliminations		Total(1)
($ millions)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenue	2,438	1,970	807	661	2,663	2,263	(669)	(399)	5,239	4,495
Cost of goods sold	35	6	—	—	2,279	1,915	(468)	(257)	1,846	1,664
Net revenue	2,403	1,964	807	661	384	348	(201)	(142)	3,393	2,831
(1)    Comparative 2023 period has been adjusted. See "Accounting Policies & Estimates - Change in Accounting Policies" in Pembina's Management's Discussion and Analysis dated November 5, 2024 for the three and nine months ended September 30, 2024 and Note 2 to the Interim Financial Statements for the three and nine months ended September 30, 2024.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense), and unrealized gains or losses from derivative instruments. The exclusion of unrealized gains or losses from derivative instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for non-controlling interest, losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Following completion of the Alliance/Aux Sable Acquisition, Pembina revised the definition of adjusted EBITDA to deduct earnings for the 14.6 percent non-controlling interest in the Aux Sable U.S. operations. Pembina's subsequent acquisition of the remaining interest in Aux Sable's U.S. operations in the third quarter of 2024 resulted in all of Aux Sable's results being included in the adjusted EBITDA calculation beginning on August 1, 2024.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss)	433	437	131	179	125	(4)	(215)	(170)	385	346
Income tax expense	—	—	—	—	—	—	—	—	89	96
Adjustments to share of profit from equity accounted investees and other	2	42	139	100	49	65	—	—	190	207
Net finance cost	6	7	3	2	1	11	139	110	149	130
Depreciation and amortization	153	104	50	38	15	11	13	11	231	164
Unrealized loss (gain) from derivative instruments	—	—	—	—	(18)	78	—	—	(18)	78
Non-controlling interest(1)	—	—	—	—	(2)	—	—	—	(2)	—
Transaction and integration costs in respect of acquisitions	—	—	—	—	—	—	4	—	4	—
Gain on disposal of assets, other non-cash provisions, and other	(1)	1	1	—	(11)	(2)	2	1	(9)	—
Adjusted EBITDA	593	591	324	319	159	159	(57)	(48)	1,019	1,021
(1)    Presented net of adjusting items.

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss)	1,373	1,163	489	467	324	231	(1,210)	(487)	1,302	1,078
Income tax (recovery) expense	—	—	—	—	—	—	—	—	(326)	296
Adjustments to share of profit from equity accounted investees and other	46	127	350	303	58	78	—	—	454	508
Net finance costs	19	22	8	6	4	8	367	314	398	350
Depreciation and amortization	412	305	128	113	47	34	40	33	627	485
Unrealized loss from derivative instruments	—	—	—	—	129	78	—	—	129	78
Non-controlling interest(1)	—	—	—	—	(12)	—	—	—	(12)	—
Loss on Alliance/Aux Sable Acquisition	—	—	—	—	—	—	616	—	616	—
Derecognition of insurance contract provision	—	—	—	—	(34)	—	—	—	(34)	—
Transaction and integration costs in respect of acquisition	—	—	—	—	—	—	18	—	18	—
Gain on disposal of assets, other non-cash provisions, and other	(3)	—	(1)	—	(26)	(5)	12	1	(18)	(4)
Adjusted EBITDA	1,847	1,617	974	889	490	424	(157)	(139)	3,154	2,791
(1)    Presented net of adjusting items.
2024 Adjusted EBITDA Guidance
The equivalent historical non-GAAP financial measure to 2024 adjusted EBITDA guidance is adjusted EBITDA for the year ended December 31, 2023.

12 Months Ended December 31, 2023	Pipelines	Facilities	Marketing & New Ventures	Corporate & Inter-segment Eliminations	Total
($ millions, except per share amounts)
Earnings (loss)	1,840	610	435	(696)	1,776
Income tax expense	—	—	—	—	413
Adjustments to share of profit from equity accounted investees and other	172	438	84	—	694
Net finance costs	28	9	4	425	466
Depreciation and amortization	414	159	46	44	663
Unrealized loss from derivative instruments	—	—	32	—	32
Impairment reversal	(231)	—	—	—	(231)
Transaction costs incurred in respect of acquisitions, gain on disposal of assets and non-cash provisions	11	(3)	(4)	7	11
Adjusted EBITDA	2,234	1,213	597	(220)	3,824
Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2024	2023	2024	2023	2024	2023	2024	2023
Share of (loss) profit from equity accounted investees	(1)	23	34	68	(50)	(48)	(17)	43
Adjustments to share of profit from equity accounted investees:
Net finance costs	1	5	69	22	49	1	119	28
Income tax (recovery) expense	—	(1)	9	20	—	—	9	19
Depreciation and amortization	1	38	53	51	—	6	54	95
Unrealized loss on commodity-related derivative financial instruments	—	—	8	—	—	—	8	—
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	—	7	—	58	—	65
Total adjustments to share of profit from equity accounted investees	2	42	139	100	49	65	190	207
Adjusted EBITDA from equity accounted investees	1	65	173	168	(1)	17	173	250

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2024	2023	2024	2023	2024	2023	2024	2023
Share of profit (loss) from equity accounted investees	42	78	172	185	(19)	(41)	195	222
Adjustments to share of profit from equity accounted investees:
Net finance costs	7	15	138	76	51	1	196	92
Income tax expense	—	—	50	54	—	—	50	54
Depreciation and amortization	39	112	155	147	7	19	201	278
Unrealized loss on commodity-related derivative financial instruments	—	—	5	9	—	—	5	9
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	2	17	—	58	2	75
Total adjustments to share of profit from equity accounted investees	46	127	350	303	58	78	454	508
Adjusted EBITDA from equity accounted investees	88	205	522	488	39	37	649	730
Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP financial measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payment, and deducting distributions to non-controlling interest and preferred share dividends paid. Adjusted cash flow from operating activities deducts distributions to non-controlling interest and preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based compensation payment as it allows management to better assess the obligations discussed below.
Following completion of the Alliance/Aux Sable Acquisition, Pembina revised the definition of adjusted cash flow from operating activities to deduct distributions related to non-controlling interest in the Aux Sable U.S. operations. On August 1, 2024, Pembina acquired the remaining interest in Aux Sable's U.S. operations.
Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments.
Adjusted cash flow from operating activities per common share is a non-GAAP ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	2024	2023	2024	2023
Cash flow from operating activities	922	644	2,312	1,755
Cash flow from operating activities per common share – basic (dollars)	1.59	1.17	4.06	3.19
Add (deduct):
Change in non-cash operating working capital	(136)	76	(30)	264
Current tax expense	(48)	(94)	(188)	(271)
Taxes paid, net of foreign exchange	62	74	352	187
Accrued share-based payment expense	(40)	(10)	(79)	(23)
Share-based compensation payment	—	—	86	77
Preferred share dividends paid	(34)	(31)	(98)	(90)
Distributions to non-controlling interest	(2)	—	(12)	—
Adjusted cash flow from operating activities	724	659	2,343	1,899
Adjusted cash flow from operating activities per common share – basic (dollars)	1.25	1.20	4.11	3.45
Proportionately Consolidated Debt-to-Adjusted EBITDA
Proportionately Consolidated Debt-to-Adjusted EBITDA is a non-GAAP ratio that management believes is useful to investors and other users of Pembina’s financial information in the evaluation of the Company’s debt levels and creditworthiness.

	12 Months Ended
($ millions, except as noted)	September 30, 2024	December 31, 2023
Loans and borrowings (current)	946	650
Loans and borrowings (non-current)	11,182	9,253
Loans and borrowings of equity accounted investees	2,770	2,805
Proportionately consolidated debt	14,898	12,708
Adjusted EBITDA	4,187	3,824
Proportionately consolidated debt-to-adjusted EBITDA (times)	3.6	3.3

($ millions)	12 Months Ended September 30, 2024	9 Months Ended September 30, 2024	12 Months Ended December 31, 2023	9 Months Ended September 30, 2023
Earnings before income tax	1,791	976	2,189	1,374
Adjustments to share of profit from equity accounted investees and other	640	454	694	508
Net finance costs	514	398	466	350
Depreciation and amortization	805	627	663	485
Unrealized loss on derivative instruments	83	129	32	78
Non-controlling interest(1)	(12)	(12)	—	—
Loss on Alliance/Aux Sable Acquisition	616	616	—	—
Derecognition of insurance contract provision	(34)	(34)	—	—
Transaction and integration costs in respect of acquisitions	20	18	2	—
Gain on disposal of assets, other non-cash provisions, and other	(5)	(18)	9	(4)
Impairment reversal	(231)	—	(231)	—
Adjusted EBITDA	4,187	3,154	3,824	2,791
	=A+B-C	A	B	C
(1)    Presented net of adjusting items.
For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com